UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

-------------------------

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Uroplasty, Inc.
----------------------------
(Name of Issuer)

Common Stock, $0.01 par value per share
----------------------------------------
(Title of Class of Securities)

917277204
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(CUSIP Number)

May 13, 2010
-----------------
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

            | |   Rule 13d-1(b)
            |X|   Rule 13d-1(c)
            | |   Rule 13d-1(d)

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	The remainder of this cover page shall be filled out
	 for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

	The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
	 Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 917277204
(1)   NAMES OR REPORTING PERSONS

      Exis Capital Management, Inc.
-----------------------------------------------------------------------
(2)   CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
      (a) | |
      (b) |X|
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(3)   SEC USE ONLY

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(4)   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
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               (5)   SOLE VOTING POWER

                     0
               --------------------------------------------------------
  NUMBER OF    (6)   SHARED VOTING POWER
   SHARES
 BENEFICIALLY        1,025,000
  OWNED BY     --------------------------------------------------------
    EACH       (7)   SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            0
    WITH       --------------------------------------------------------
               (8)   SHARED DISPOSITIVE POWER

                     1,025,000
-----------------------------------------------------------------------
(9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     1,025,000
-----------------------------------------------------------------------
(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES SEE INSTRUCTIONS) |_|

-----------------------------------------------------------------------
(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                     6.86%

-----------------------------------------------------------------------
(12)  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                     IA
=======================================================================

=======================================================================
CUSIP No. 917277204
=======================================================================
(1)   NAMES OR REPORTING PERSONS

      Adam D. Sender
-----------------------------------------------------------------------
(2)   CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
      (a) | |
      (b) |X|
-----------------------------------------------------------------------
(3)   SEC USE ONLY

-----------------------------------------------------------------------
(4)   CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
-----------------------------------------------------------------------
               (5)   SOLE VOTING POWER

                     0
               --------------------------------------------------------
  NUMBER OF    (6)   SHARED VOTING POWER
   SHARES
 BENEFICIALLY        1,025,000
  OWNED BY     --------------------------------------------------------
    EACH       (7)   SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            0
    WITH       --------------------------------------------------------
               (8)   SHARED DISPOSITIVE POWER

                     1,025,000
-----------------------------------------------------------------------
(9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     1,025,0000
-----------------------------------------------------------------------
(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES SEE INSTRUCTIONS) |_|

-----------------------------------------------------------------------
(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                     6.86%

-----------------------------------------------------------------------
(12)  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                     IN
=======================================================================

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CUSIP No. 917277204
=======================================================================

Schedule 13G

This Schedule 13G (the "Schedule 13G"), relating to shares of Common Stock, par value $0.01 per share of UROPLASTY, INC., is being filed with the Securities and Exchange Commission on behalf of
 (i) Exis Capital Management, Inc., a Delaware corporation, and (ii) Mr. Adam D. Sender, the sole shareholder of Exis.

Item 1(a).  Name of Issuer:

            Uroplasty, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            5420 Feltl Road
            Minnetonka, Minnesota 55343

Item 2(a).  Name of Person Filing.

Item 2(b).  Address of Principal Business Office or, if none,
            Residence.

Item 2(c).  Citizenship.

		(a)	This filing is made on behalf of each of the
 following persons (collectively, the "Reporting Persons"):

			(i)	Exis Capital Management, Inc. ("Exis"); and
			(ii)	Mr. Adam D. Sender ("Mr. Sender")

		(b)	The address of the principal business offices of each
 of the Reporting Persons is 270 Lafayette Street,
 Suite 1101, New York, NY 10012

		(c)	Exis, a Delaware corporation, serves as investment manager
 of a master fund investment vehicle for investments by a Delaware limited partnership and a Cayman Islands exempted company, as well as certain managed accounts
 (collectively, the "Exis Investment Vehicles"). Mr. Sender, a U.S. citizen, is the sole shareholder of Exis.

Item 2(d).  Title of Class of Securities:

            Common Stock, $0.01 par value per share

Item 2(e)  CUSIP Number:

            917277204


=======================================================================
CUSIP No. 917277204
=======================================================================

Item 3.  Not applicable.

Item 4. Ownership

Exis

(a)	 Exis may be deemed to be a beneficial owner of 1,025,000 shares of
 Common Stock as a result of serving as the investment manager to the Exis Investment Vehicles. Exis hereby disclaims any beneficial ownership of the foregoing shares.

(b)	 Exis may be deemed the beneficial owner of 6.86%, of the outstanding shares of Common Stock, which such percentage is determined by dividing the aggregate number of shares of Common Stock beneficially held by 14,946,540, the number of shares of Common Stock issued and outstanding according to the Issuer's Form 10-Q for the period ended December 31, 2009.


(c)	Number of Shares as to which Exis has:

(i)   Sole power to vote or direct the vote: 0.
(ii)  Shared power to vote or to direct the vote:  1,025,000.
(iii) Sole power to dispose or direct the disposition of:0.
(iv)  Shared power to dispose or direct the disposition of:
	1,025,000.

Mr. Sender

(a)	Mr. Sender may be deemed to be a beneficial owner of 1,025,000 shares of Common Stock as a result of being the sole shareholder of Exis. Mr. Sender hereby disclaims any beneficial ownership of the foregoing shares.

(b)	Mr. Sender may be deemed the beneficial owner of 6.86%,
 of the outstanding shares of Common Stock, which such percentage is determined by dividing the aggregate number of shares of Common Stock beneficially held by 14,946,540, the number of shares of Common Stock issued and outstanding according to the Issuer's Form 10-Q for the period ended December 31, 2009.

(c)	Number of Shares as to which Mr. Sender has:

(i)   Sole power to vote or direct the vote: 0.
(ii)  Shared power to vote or to direct the vote:  1,025,000.
(iii) Sole power to dispose or direct the disposition of:0.
(iv)  Shared power to dispose or direct the disposition of:
		1,025,000.

Item 5. Ownership of Five Percent or Less of a Class.

  	Not applicable.


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CUSIP No. 917277204
=======================================================================

Item 6. Ownership of More than Five Percent on Behalf of Another
        Person.

        Not applicable.

Item 7. Identification and Classification of the Subsidiary Which
        Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

        Not applicable.

Item 8. Identification and Classification of Members of the Group.

        The Reporting Persons may be deemed to constitute a group with one another pursuant to Section 13 of the Securities Exchange Act of 1934. The Reporting Persons do not affirm the existence of such a group.

Item 9. Notice of Dissolution of Group.

        Not applicable.

Item 10. Certifications.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 917277204

                          SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 23, 2010


EXIS CAPITAL MANAGEMENT, INC.


By:  ____________________________________
Name:  Adam D. Sender
Title: Sole Shareholder


ADAM D. SENDER


___________________________


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).




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CUSIP No. 917277204

EXHIBIT A

JOINT FILING AGREEMENT

      The undersigned hereby agree jointly to prepare and file with regulatory authorities a Schedule 13G and any amendments thereto reporting each of the undersigned's ownership of securities of Uroplasty, Inc. and hereby affirm that such Schedule 13G is being filed on behalf of each of the undersigned.

Date: May 23, 2010


EXIS CAPITAL MANAGEMENT, INC.


By:  ____________________________________
Name:  Adam D. Sender
Title: Sole Shareholder


ADAM D. SENDER


___________________________
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